October 21, 2016 VIA EDGAR U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Attn:	W. John Cash Accounting Branch Chief, Office of Manufacturing and Construction

Dear Mr. Cash:

On behalf of our client, Caesarstone Ltd. (the “Company” or “Caesarstone”), we are  submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 26, 2016 (the “Comment Letter”) relating to the Annual Report on Form 20-F for the year ended December 31, 2015 filed by the Company on March 7, 2016 (the “Annual Report”).

Set forth below is the response of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Form 20-F for the Year Ended December 31, 2015

Item 5: Operating and Financial Review and Prospects, page 48
A. Operating Results, page 48

Revenues, page 57

1.
We note that you identify increased average selling prices, growth in the business from IKEA, and unfavorable exchange rates as having impacted the increase in revenues, in addition to the 15% increase in sales volume. When you identify multiple factors that contribute to a material change between periods, please revise future filings to quantify the impact of each factor, including the impact of changes in average selling prices. Please also revise future filings to address your expectation regarding extending your agreements with IKEA and IKEA Canada beyond the current terms. Refer to Item 5 of Form 20-F.

U.S. Securities and Exchange Commission
October 21, 2016

Response:

The Company respectfully acknowledges the Staff’s comment.  In future filings, the Company will:

•	quantify the impact of each major factor that contributes to a material change in its revenues, including the impact of changes in average selling prices; and

•	enhance its disclosure in connection with possible extensions of the IKEA agreements.

With respect to the extension of the IKEA agreements, the Company notes that it would intend to make disclosure on an expectation only if it has actual knowledge of relevant information or reasonable basis for a forward-looking statement.  Absent such information or reasonable basis, the Company would expect to advise investors that it cannot assess the probability of the IKEA agreements being extended at that time and will also include relevant risk factor disclosure on that point.

Cost of revenues and gross profit margins, page 57

2.
We note you refer to a decrease in gross margin by 230 basis points. Please revise future filings to more fully explain and quantify the impact of the start-up costs and inefficiencies related to the ramp-up of your new production lines in Richmond Hill, Georgia. Please also revise future filings to quantify the impact of changes in raw materials costs. Refer to Item 5 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise future filings accordingly.

Consolidated Financial Statements, page F-1

Note 2: Significant Accounting Policies, page F-12
Accounting for stock-based compensation, page F-26

3.	With respect to your stock options:

•
We note that your volatility assumptions are derived from comparable companies’ historical volatility of similar contractual terms. Please explain to us why you believe your approach is appropriate given that historical stock prices have been available to you since your initial public offering in 2012. Refer to SAB Topic 14.D.1 and ASC 718-10-55-35 through 55-41.

•
We note that you continue to use the simplified method to estimate the expected life of your options. Considering the passage of time and exercise activity since your initial public offering, please explain to us why believe it is appropriate to continue to use the simplified method. Refer to SAB Topic 14.D.2.

U.S. Securities and Exchange Commission
October 21, 2016

•
Please tell us when you expect sufficient historical information to be available to you to determine volatility and expected life assumptions. Please also address the impact of your current approaches on your financial statements.

Response:

In response to the Staff’s comment, the Company respectfully clarifies that the Company became public on March 21, 2012 and during that month granted share options, for the first time, to a limited group of its employees at an initial exercise price of $11.00 per share (subject to adjustment in the event of dividend distributions) (the “2012 Grants”). Except for one other isolated and minor grant to an individual made in November 2012, this was the only option grant made by the Company to its employees until 2015 (the “2015 Grants”).

FASB ASC subparagraph 718-10-55-37(a) indicates that entities should consider historical volatility over a period generally commensurate with the expected term, as applicable, of a share option. The Company’s response to this comment, therefore, begins by providing the analysis underlying its assessment of the expected term.

When the 2015 Grants occurred, the Company considered SAB Topic 14.D.2, which included the following examples of situations in which the Commission believes that it may be appropriate to use the simplified method:

•
A company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

•
A company significantly changes the terms of its share option grants or the types of employees that receive share option grants such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

•	A company has or expects to have significant structural changes in its business such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

The Company believes that the above examples are also applicable to its circumstances.  The Company believes that historical exercise data from the 2012 Grants – the first and sole equity grant it made until 2015 (except for the above-referenced isolated and minor grant to one individual in 2012) should not be used to estimate the expected term of the 2015 Grants as it does not provide sufficient information.

In addition, in connection with the 2015 Grants, a vast majority of employees received a combination of share options and restricted share units (in part to address employees’ perception that the equity plan was less attractive than previously), while the 2012 Grants consisted solely of share options.

Although the Company has limited historical data resulting from the 2012 Grants, these options were awarded at a materially different phase in the Company’s life and reflected significantly different share price trends.  From 2012 to 2015, the Company’s share price increased significantly and consistently (by 127% until the first tranche of options became vested, by 409% for the second tranche and by 418% for the third tranche).  This resulted in a specific exercise trend that largely tracked the vesting schedule.

U.S. Securities and Exchange Commission
October 21, 2016

During 2015 and prior to the 2015 Grants, the Company experienced a significant decline in its share price, two short seller reports that the Company contends were misleading were published about the Company, a securities class action was filed based upon such short seller reports and other events took place that resulted in a different trend in the Company’s share price since then.  The Company assumed that exercise patterns would be heavily influenced by these events.

In sum, the Company believes that it is appropriate to use the simplified method based on two primary factors.  First, there is insufficient information on which the Company can rely based on the 2012 Grants.  Second, the 2012 Grants differ materially from the 2015 Grants and the Company’s share price exhibited different behavior in 2015 compared to the period between 2012 and 2014.

As further evidence for the Company’s position, the Company notes that the only grant made in 2015 that became partially vested reflects the change in exercise trends since such vested options, have not been exercised yet.  This clearly contrasts with the 2012 Grants where the exercises were uniformly close to the vesting dates.

In connection with the Staff's comment relating to the volatility parameter used, the Company considered SAB Topic 14.D.1 and ASC 718-10-55-35 through 55-41, which states that companies should make good faith efforts to identify and use sufficient information in determining whether taking historical volatility, implied volatility or a combination of both into account will result in the best estimate of expected volatility. Further, when valuing employee share options with a given expected term, as applicable, the implied volatility derived from a traded option with a similar term is considered to be the most relevant measure.

In the Company’s case, in light of the events described above, the expected term of the options under the simplified method for most grants was greater than four years and therefore, as the Company also had no traded financial instruments from which it could derive implied volatility, volatility with a similar term could be calculated only by adding comparable companies with sufficient historical data, together with the limited historical data provided by the Company’s share price.

The Company intends to use the simplified method until it has sufficient historical data that will reflect exercise trends.  With respect to volatility, for grants already awarded during 2016 and for future grants, the Company used and will continue to use its own historical data for determining expected volatility. In response to the Staff’s comment, the Company will revise its future filings to indicate that expected volatility for the 2015 Grants was calculated using a combination of comparable companies’ data along with that of the Company.

With regard to Staff’s comment on the impact on the Company’s financial statements, the Company respectfully explains that it recorded an expense in the amount of $2,013 thousand in connection with the 2015 Grants. Were the Company to apply the suggested expected term, volatility (based on the Company’s historical data) and the free risk interest rate, such expense would have decreased by approximately 19%.

U.S. Securities and Exchange Commission
October 21, 2016

Note 10: Commitments and Contingent Liabilities, page F-35

Claim by former South African distributor, page F-35

4.
Please tell us the reserve you provided for this claim. Please also explain to us, and clarify in future filings, the anticipated legal process for resolving this matter, including the expected timeframe for resolution.

Response:

In response to the Staff’s comment, the Company respectfully informs the Staff that it provided a reserve in the amount of $1,070 thousand for this claim. Further to the disclosure provided on page F-35 of the Annual Report, the Company clarifies, and will clarify in its future filings, that the Company and the South African distributor agreed to submit the matter to arbitration, which is currently taking place in South Africa. If the arbitration is resolved in a manner that is not satisfactory to either party, that party may lodge an appeal to a panel of three arbitrators to be appointed by the parties. The Company respectfully advises the Staff and will clarify in future filings that the expected timeframe for resolution of the claim currently cannot be estimated with precision. While the Company expects that the arbitration phase will end in 2017, the appeal stage, if any, could continue after that and the Company cannot estimate how long an appeal might take.

Claims related to alleged silicosis injuries – individual claims, page F-35

5.	We note your disclosures of claims related to alleged silicosis injuries. Please address the following:

Responses (with the Staff’s sub-comments in bold):

•
Tell us, and clarify in future filings, whether it is reasonably possible you will incur additional losses, in excess of amounts accrued, that could be material to your financial position, results of operations, and/or cash flows, and provide a range of such reasonably possible additional loss or explain why a range cannot be estimated. Refer to ASC 450-20-50-3 and 50-4;

The Company respectfully clarifies that during 2015, following the reassessment described on page F-36 to its financial statements, it accrued a specific amount representing its best estimate of the losses for each of the 71 then outstanding individual silicosis legal claims (except for the claim seeking class action status and nine pre-litigation demand letters). For the 71 individual claims, the Company does not currently expect to incur additional material losses that might have a material impact on its financial position, results of operations and cash flows.

In addition, the Company respectfully refers the Staff to page 8 of the Annual Report, Item 3, “Key Information—Risk Factors”, where the Company described that it is exposed to future silicosis claims but cannot estimate the number of claimants that may file claims in the future or the nature of their claims in order to conclude probability or the range of loss. In addition, the Company stated that if it was unable to renew insurance policies covering product liability claims (in whole or in part) or if future claims will not be covered by its insurance policies, such potential claims might have a material adverse effect on its financial results and cash flows. In response to the Staff’s comment, in future filings the Company will enhance its disclosure under the commitment and contingent liabilities note to its financial statements to reflect such uncertainties, in addition to including relevant risk factor disclosure.

U.S. Securities and Exchange Commission
October 21, 2016

•	Explain to us how you determined the reserve you recorded in 2015, including any range of loss you identified;

In response to the Staff’s comment, the Company respectfully clarifies that in order to reasonably estimate its losses related to silicosis claims, the Company performed a case-by-case analysis of the relevant facts with its legal advisors. The Company concluded, based in part on advice from its legal advisors, that contingent losses related to individual silicosis claims were probable and therefore, pursuant to ASC 450, a specific accrual amount was provided for each of the 71 outstanding individual claims.

In the process of estimating the provision, the Company, based in part on the advice of its legal advisors, took into consideration all relevant facts that were reasonably available to it related to the claims filed, including, among other things, the specific known or estimated health condition of the claimants, their ages, salaries and other factors that might have an impact on the final outcome of such claims.  In addition, the Company and its insurance carriers entered into an agreement with the State of Israel related to individual silicosis claims.  Under the agreement, the Company, its insurance carriers and the State of Israel agreed to cooperate in handling the claims. If either the Company or the State of Israel is found liable for damages, either by judgment or settlement, both parties agreed to a pre-determined apportionment of any damages. Therefore, in calculating the reserve, the Company also took in account that agreement and its portion of the estimated loss.

The Company continues to regularly monitor changes in the facts and circumstances of each individual claim and updates its estimated losses. In addition, the Company with its legal advisors review each new claim received and determine an estimate for contingent loss if it determines that the loss associated with such claim is probable.

•
Explain to us how you determined the insurance receivable you recorded, including any range of recovery you identified. Provide us additional information regarding the terms and limits of your insurance coverage, by year, and tell us if you have any coverage beyond 2015;

In response to the Staff’s comment, the Company respectfully clarifies that insurance receivables should be recorded for the amount that is deemed collectible only if (1) a loss has occurred which is subject to the terms of a legally enforceable insurance contract, (2) the terms of such contract are not in dispute, (3) collection is probable and (4) the amount of the loss has already been recognized in the financial statements of the Company.

U.S. Securities and Exchange Commission
October 21, 2016

Through December 31, 2015, the Company’s insurance carrier acknowledged insurance coverage, appointed counsel to represent the Company, was a party to the agreement with the State of Israel that sets out the mechanism and the loss apportionment for any future silicosis claims in which the Company and/or the State of Israel is found liable for damages (as described above), paid in full the fees for damages that were awarded to plaintiffs (and charged the Company only its deductible) and paid legal and other fees related to such claims. There are claims against the Company that are not covered by its insurance policies for which no insurance receivables have been recorded. Based on the insurance policies, covered losses, if incurred, will be paid directly by the carrier and the Company will have to pay the insurance company only its deductible (assuming losses in a certain year do not exceed the limits set forth in the table below).

Based on the fact that (1) the insurance carrier paid all  legal claims that were settled through December 31, 2015, (2) the insurance carrier was party to the agreement with the State of Israel, (3) the insurance carrier provided confirmation to the Company that its insurance policies cover individual silicosis claims filed during the policy coverage periods and (4) the insurer is believed to be financially stable, the Company concluded that collectability of such receivable from the insurance carrier is probable.

The below table reflects the insurance cover limits and related deductibles for each year (all in USD).

Year	Policy Period	Primary limit per Annum	Additional Layers per Annum	Deductible per Claim
2008-2013	May-08 to March-14	10,000,000		Up to 5,000
2014	April-14 to March-15	5,000,000	15,000,000 (*)	Up to 125,000
2015	April-15 to March-16	—	35,000,000 (*)	Up to 125,000
2016	April-16 to September -17	—	35,000,000 (*)	Up to 125,000

(*) From April 2014 through March 2015, the Company’s insurance policies included coverage of $20 million, with a first layer of $5 million and one additional layer of $15 million per case or per period. Commencing in April 2015, the primary layer of $5 million was not renewed.  Since that time, the Company’s insurance covers claims in excess of $5 million per year up to an amount of $35 million per claim or per period.  This policy includes a deductible of $125,000 per claim and covers only illnesses diagnosed after February 2010.

U.S. Securities and Exchange Commission
October 21, 2016

•	Explain to us if and/or how your analysis of this contingency includes claims that have been incurred but not reported. Refer to ASC 450-20-55-14;

In response to the Staff’s comment, the Company respectfully explains that its periodic analysis includes all claims incurred. For letters threatening to file claims the Company also reports the receipt of such letters to the insurance carriers. To date, the pre-litigation letters received by the Company have not included sufficient data to estimate the probability of loss or to estimate the range of loss, and as a result the Company did not provide any accrual for such letters. The Company will continue to monitor such letters and the information provided in order to conclude if a loss associated with it is probable and if such loss can be reasonably estimated.

•	Explain to us, and clarify in future filings, the anticipated legal process for resolving individual claims and the related class action lawsuit, including the expected timeframes for resolution;

In response to the Staff’s comment, the Company respectfully clarifies, and will clarify in future filings, that each individual claim for which a reserve was accrued is currently being litigated in the Israeli courts. Such claims may be referred to mediation, settled by the parties or resolved by a court decision and may also be appealed. The timeframe for the resolution of each claim may significantly vary and currently cannot be estimated. With respect to the related class action lawsuit, the Company respectfully clarifies that the court has not recognized the lawsuit as a class action yet, and, considering the preliminary stage of this lawsuit, the timeframe for resolution currently cannot be estimated.

•	Tell us any changes you have made to your manufacturing facilities, including your new facilities in the U.S., to mitigate potential future claims.

In response to the Staff’s comment, the Company respectfully clarifies that it continues to implement practices that are consistent with the applicable regulations and with best industry practices to minimize the risks to its employees of developing silicosis.  Beyond these practices related to its manufacturing facilities, the Company has taken additional steps, notably significant efforts directed at informing stone fabricators regarding appropriate handling of the Company’s products.  The Company has disclosed the risk of possible claims from employees in its Annual Report on page 10.

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd., page F-39

6.
Please tell us whether you believe the probability of a material loss related to this matter is remote, reasonably possible or probable. Please provide us any updates related to this matter, including whether a decision was reached regarding their motion to require you to deposit a bond. Please also explain to us, and clarify in future filings, the anticipated legal process for resolving this matter, including the expected timeframe for resolution. Refer to ASC 450-20-25-1, 450-20-55-12 to 15.

Response:

In response to the Staff’s comment, the Company respectfully clarifies that, based in part on the advice of its legal advisors, it could not estimate the probability of loss at the time of the filing.  This is because the arbitration key process of cross examination was at an early stage at the time that the Annual Report was filed.  The Company advises the Staff and will also clarify in future filings that the arbitration process is currently in the summation or closing argument phase and it is expected to be resolved before the end of 2017.

U.S. Securities and Exchange Commission
October 21, 2016

The Company further informs the Staff that on May 3, 2016, the motion made by the claimants to require the Company to deposit a bond was dismissed.

Note 14: Major Customer and Geographic Information, page F-61

7.
We refer to your previous assertion that your subsidiaries have similar economic characteristics, and therefore, you aggregate your operating segments into a single reportable segment. Please demonstrate to us that the start-up of the U.S. production lines has not materially changed the economic characteristics of Caesarstone USA such that all of your aggregated operating segments remain economically similar.

Response:

In response to the Staff’s comment, the Company notes that during May 2015, its new manufacturing facility in the U.S. became operational. This manufacturing facility is managed by the Company’s global operations department located in the Company’s headquarters in Israel and, in accordance with the criteria set forth in ASC 280-10-55, operates and follows the same processes as the manufacturing sites in Israel, produces the same products as the Company’s other manufacturing sites, operates under similar regulatory environment and did not have any impact on the type of customers or the methods of distributing the Company’s products.

Although the new manufacturing site is operated through a separate legal entity, from a business decision-making perspective, such facility is merely an additional manufacturing site of the consolidated company, adding global production capacity to serve the Company’s overall growing demand.  Accordingly, the U.S. plant supplies products only for the Company’s subsidiaries, primarily in the United States and Canada.

The Company’s Chief Operating Decision Maker continues to be the Company’s Chief Executive Officer, who continues to regularly review outside revenues from each region in which the Company operates.

Therefore, no new economic characteristics exist for Caesarstone USA and the aggregated operating segments remain economically similar.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

U.S. Securities and Exchange Commission
October 21, 2016

Please do not hesitate to contact Colin Diamond at (212) 819-8754 with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond

Colin Diamond